Explanatory Note: The following talking points were distributed by KeyCorp to its employees.

Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: October 30, 2015

KeyBank & First Niagara – Better Together

Talking Points and Q&A to Respond to Client Questions

Overview

•	Key and First Niagara are coming together to form one company, creating the 13th largest commercial bank headquartered in the United States. We anticipate a seamless transition to combined services since both banks place clients at the center of all we do. Both banks also share a tradition of community support and civic contribution.

•	We can assure you that initially, you will not change how you bank. If you are a KeyBank client, you will remain a KeyBank client. If you are a First Niagara client, you will remain a First Niagara client.

•	Your accounts, account numbers, credit and debit cards and the bank systems you access all remain the same.

•	We can also assure you there will be no surprises as we bring our teams and systems together. You can count on us to keep you updated throughout the process.

•	Combining forces means we can do more to help our clients make confident financial decisions and to help our communities to prosper and to thrive. KeyBank and First Niagara are better together.

Additional Segment Speaking Points

Consumer clients will benefit because they will have additional access to a consistent, high-quality banking experience, where, when and how they prefer. For example:

•	Key has 972 branches and 13,853 employees.

•	First Niagara has 394 branches and 5,397 employees.

•	The combined organization will have $135 billion in assets and 3 million clients.

•	An expanded ATM network that complements mobile, online and telephone banking resources.

•	Service from a bank that is excited about innovation. We look forward to combining our strength, insight and energy to continue to create services and processes that make banking convenient.

•	Hassle-Free Account and Simple Checking – services that help to make banking straight-forward.

•	Creating a new and improved branch experience that consistently makes clients the center of attention and expertise.

•	Constantly expanding and improving digital banking to meet needs of growing digital customer base.

***

Business clients benefit because both banks value an integrated approach that sets us apart from any other regional bank. The combined bank will leverage our increased size and expanded resources to do even more to help business owners attain their business goals. For example:

•	Building on a community bank approach that combines Main Street values and Wall Street resources.

•	An innovative small business client resource center with expertise to find the best solution for individual small business issues.

***

Communities benefit because we believe when our clients and our communities prosper and thrive, we all do well. We look forward to offering consistent civic commitment to the communities we serve and by fully participating in those markets’ economic development. We are proud of our traditions of philanthropy, community development and community service. For example:

•	Combined, Key and First Niagara have made nearly $5 billion in lending and investments supporting underserved individuals and communities.

•	Across our footprint, we give nearly $30 million each year to help meet community needs.

•	Over the past three years, Key and First Niagara employees have volunteered over 500,000 hours to the communities we proudly serve.

CLIENT Q&A

1.	What happens to the bank branch/ATM/online banking site I use?

In the short term, nothing will change. If you are a KeyBank client, you will remain a KeyBank client. If you are a First Niagara client, you will remain a First Niagara client. Your accounts, account numbers, credit and debit cards and the bank systems you access all remain the same.

2.	Why is Key acquiring First Niagara?

Key and First Niagara together makes sense for our clients and our communities. We will be able to help our clients make better, more confident financial decisions. Growing our footprint with another bank that shares our culture and strategies is a way to help our clients.

3.	But I like the way things are at my bank (Key or First Niagara) now. I don’t want everything to change.

We understand that. That’s why we chose a bank that shares our priorities. We are two banks that value client relationships and place a high priority on client service. That means we are able to bring the best of both banks to you and other clients.

4.	I know KeyBank is closing branches. So how does it make sense for Key to have even more branches?

Branch locations are and will continue to be an important part of our strategy. We are excited that we are adding new locations to serve you, both in branches and ATMs.

5.	I have a question about my First Niagara account – can you help me?

For the time-being, you are still a First Niagara client and I am disappointed I cannot help you with your question. However, you can talk directly to First Niagara’s customer support team who would be happy to help you at 1-800-421-0004.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.